NORSAT INTERNATIONAL INC. ANNOUNCES AVAILABILITY OF NEW MICROWAVE COMPONENTS

Vancouver, British Columbia – October 19, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its Microwave Division now has available the 12, 16, 20, 25, 40, 80 Watt lightweight and compact Ku-Band BUCs (Block Up-converters). These ruggedized and reliable components are used in Norsat satellite terminals around the world in emergency and military settings and during the last two and half years have proven to be highly durable. As a result of this durability, Norsat has decided to make these components available to its microwave customers. Previously, these products were not widely accessible unless purchased in very high quantities.

Dr. Amiee Chan, President and CEO of Norsat, stated, “These components have been used in Norsat’s portable satellite terminals over the last few years and have performed very well even under extreme circumstances. The components complement Norsat’s other high quality microwave products and given the increase in demand on the microwave side of the business in recent months, we are pleased to offer these wares to our microwave clientele.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.